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(212) 574-1223

June 16, 2005

Jennifer G. Williams, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

      Re:
      Genco Shipping and Trading
      Amendment No. 1 to Registration Statement on Form S-1
      File No. 333-124718

Dear Ms. Williams:

        Genco Shipping & Trading Limited (the "Company"), has filed today via EDGAR Amendment No. 1 to its Registration Statement on Form S-1 (the "Amendment No. 1") under the Securities Act of 1933, as amended, in connection with a proposed initial public offering of common stock by the Company and its shareholder (the "Offering").

        On behalf of the Company, we enclose 10 courtesy copies of Amendment No. 1, five of which have been marked to show the changes the Company's initial Registration Statement on Form S-1 (the "Initial Registration Statement") filed with the Securities and Exchange Commission on May 9, 2005.

        By letter dated June 6, 2005 (the "Comment Letter"), the staff of the Securities and Exchange Commission (the "Staff") provided the Company with its comments on the Initial Registration Statement. The Amendment No. 1 amends the Initial Registration Statement in response to the Comment Letter.

        The following numbered paragraphs correspond to the numbered paragraphs of the Comment Letter. References to page numbers in the responses below are to page numbers in the Initial Registration Statement.

General

1.
Prior to printing and distribution of the preliminary prospectus, please supplementally provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Company has provided artwork to the Staff for review since receipt of the Comment Letter.

Registration Statement Cover Page

2.
It appears that you are registering shares of common stock to be offered by the selling shareholders. Please separately list this in the fee table.

The Company does not yet know the amount of common stock, if any, that will be offered by the selling shareholder. Accordingly, the Company is noting in the fee table on the cover page that the amount of common stock offered may include common stock offered by the selling shareholder. When the Company determines the amount of common stock, if any, that the selling shareholder will offer, it will identify that amount separately in a pre-effective amendment and pay an additional filing fee if required.

3.
Please register the preferred stock purchase rights as separate securities in the fee table.

The Company has changed the cover page to register the stock purchase rights as separate securities, but noted that they trade together with the common stock, and that the registration fee for the common stock also covers the stock purchase rights.

Outside Cover Page

4.
Please identify the selling shareholder or provide a cross-reference to its identity in the prospectus.

The Company has noted on the outside cover page to the prospectus that the selling shareholder is Fleet Acquisition LLC.

Prospectus Summary, page 1
Our Company, page 1

5.
Please revise to disclose that you are a newly formed company.

The Company has disclosed that it is a newly-formed Marshall Islands corporation.

6.
Please revise to clarify that you are incorporated in the Republic of the Marshall Islands.

Please see the response to Comment 5.

7.
Please delete your reference to "foreseeable future" and instead quantify the time period you expect to incur stable revenues to the extent practicable.

The Company has changed the reference from "foreseeable future" to "the next 12 to 18 months."

Fleet Management, page 2

8.
Please revise to clarify the role of a technical manager. Also, we note that you will contract with reputable independent technical managers. Please revise to clarify who currently provides technical management services, here and in the business section, or advise.

The Company has included disclosure as to the role of a technical manager, and has stated that the technical management of all of the Company's fleet is performed by Wallem Shipmanagement Limited of Hong Kong. The Company has also added details as to the technical manager's role in "Business—Fleet Management."

Our Competitive Strengths, page 3

9.
The summary seems to present a one-sided view of the company's business, as it lists your competitive strengths without discussing potential problems that could affect your future success. Please balance your discussion with a similar bulleted list highlighting potential problems. These would include, but not be limited to, the salient weaknesses of the company, your limitations on paying dividends, and the most significant risks associated with the offering.

In order to present a more balanced discussion as requested by the Staff, the Company has added a section to the Summary after "The Offering" that highlights significant risk factors for investors.

10.
Refer to the first bullet point of this section. Please clarify what you mean by "modern" drybulk carriers. Are you referring to the age of the carriers? Please revise accordingly.

The Company has clarified that "modern" drybulk carriers mean carriers under 15 years of age, by including the definition in the Glossary of Shipping Terms.

2

Summary Consolidated Financial and Other Data, page 7
Selected Consolidated Financial and Other Data, page 29

11.
As you will use a portion of the net proceeds to repay debt, please provide pro forma earnings per share data that gives effect to only those common shares whose proceeds are being used for debt repayment. A footnote explanation to the table should also be provided.

The Company has added a disclosure in "Summary Consolidated Financial and Other Data" and in "Selected Consolidated Financial and Other Data" of pro forma earnings per share that gives effect only to those common shares whose proceeds are being used for debt repayment. The Company has added Note (2) to the "Summary Financial and Other Data" and Note (2) to "Selected Consolidated Financial and Other Data" to explain this added disclosure.

12.
Expand note explanation (1) regarding the EBITDA measure to indicate that it is also not a source of liquidity or cash flows as shown in the statements of cash flows.

The Company has added an explanation in Note (3) to both "Summary Consolidated Financial and Other Data" and "Selected Consolidated Financial and Other Data" (renumbered from Note (1)) to the effect that EBITDA is not a source of liquidity or cash flows as shown in the Company's consolidated statement of cash flows.

Risk Factors, page 8
General

13.
Please refer to the introductory paragraph. Please delete the fifth and sixth sentences of that paragraph. All material risks should be described. If risks are not deemed material, please do not reference them.

The Company has deleted the fifth and sixth sentences of the introductory paragraph to "Risk Factors".

14.
Revise your subheadings to ensure that it reflects the risk that you discuss in your text. Some of your subheadings merely state facts about your company, such as "The shipping industry has inherent operational risks" on page 13, "We will depend on a significant degree upon third-party managers" on page 13, "We cannot assure you that we will pay dividends" on page 16, and "We may not be able to grow or effectively manage our growth" on page 16. Succinctly state in your subheadings the risk that may result from the facts or uncertainties.

The Company has revised several subheadings under "Risk Factors," including those referenced in your Comment, to connect the headings better to the risks discussed in the relevant text.

We cannot assure you that we will pay dividends, page 16

15.
Please revise to separately address, in its own risk factor, the risk that your credit facility imposes restrictions on paying dividends.

The Company advises the Staff supplementally that the new credit facility does not impose restrictions on payments of dividends. Therefore, the existing disclosure in "Risk Factors—We cannot assure you that we will pay dividends" relating to the new credit facility is accurate.

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We may not be able to grow or effectively manage our growth, page 16

16.
Please revise to separately address, in its own risk factor or related risk factor, the risk that investors' interest in your company will be diluted if you issue additional shares of common stock.

The Company has added a separate risk factor to the effect that if the Company issues additional shares to support growth or reduce debt, investors' interests in the Company will be diluted.

Management's Discussion and Analysis, page 32
General, page 32

17.
See the listing of vessels in your fleet. It appears that Genco Knight has been inadvertently shown as being delivered in 2004. We note this particular vessel is not one of the six vessels owned by you at December 31, 2004 as disclosed in Note 1 on page F-7. Further, we note Genco Knight appears to have been inadvertently excluded from the listing, in Note 11 on page F-14, of vessels delivered in 2005. Please revise the disclosures, as appropriate.

The Company thanks the Staff for this comment. The delivery date of the Genco Knight appearing in the table in "Management's Discussion and Analysis of Financial Condition and Results of Operations—General" now conforms with the date appearing in Note 1 to the financial statements. As a result of the inclusion of the Company's interim financial statements for the period ended March 31, 2005, the Company has revised Note 11 to the financial statements to discuss only events occurring subsequent to March 31, 2005. Since the Genco Knight was delivered in February 2005, Note 11 has not been revised to reflect the delivery of this vessel.

Factors Affecting Our Results of Operations, page 33

18.
Expand to discuss the amount of the Company's operating income and net income for the fiscal year ended December 31, 2004 and the subsequent interim period.

The Company has expanded the discussion to address the amount of the Company's operating income and net income for the fiscal year ended December 31, 2004, and for the interim period ending March 31, 2005. Where meaningful to investors, the Company has compared individual items from the 2005 interim period to comparable items from the 2004 fiscal year.

Liquidity and Capital Resources, page 37

19.
Please delete your reference to "foreseeable future" and instead quantify how long your sources of liquidity will be sufficient to fund your current operations.

The Company has substituted the reference to "foreseeable future" with "the next 12 to 18 months."

Business, page 59
Our Customers, page 64

20.
We note that three of your charterers each accounted for more than 10% of your revenues. Please disclose the material terms of your agreements with these three charterers in your prospectus and file these agreements as an exhibit to this registration statement. Refer to Item 601(a)(10) of Regulation S-K.

The Company believes that the charters with its 10%+ customers during the fiscal year ended December 31, 2004 conform to industry standard terms and were contracts in the ordinary course of business. As such, they are not covered by Item 601(a)(10).

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Management, page 74
Directors and Executive Officers, page 74

21.
Please revise this section to disclose the relevant dates of Mr. Kramer's business experience during the past five years. Refer to Item 401(e) of Regulation S-K.

The Company has revised the disclosure of Mr. Kramer's business experience to include relevant dates.

Compensation of Directors and Senior Management, page 75

22.
We note you disclose the annual compensation that the non-employee directors will receive. Please advise whether you considered disclosing the annual compensation you intend to pay to senior management.

The Company is currently negotiating annual compensation with its senior management. The Company intends to disclose the annual compensation of senior management in "Management—Compensation of Directors and Senior Management" before the preliminary prospectus is printed.

Underwriting, page 102

23.
Please advise us as to whether any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and supplementally confirm that their procedures have been cleared with us. Any electronic offer, sale or distribution should also be reflected in this section. If you become aware of any members of the underlying syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response.

Jefferies & Company, Inc., Morgan Stanley & Co. Incorporated and Dahlman Rose & Company, LLC (the "Underwriters") have informed the Company that they will not engage in the electronic offer, sale or distribution of our common stock.

24.
Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website and describe the material terms of your agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. If you subsequently enter into any such arrangements, promptly supplement your response.

The Underwriters have informed the Company that they do not have an arrangement with a third party to host or access the preliminary prospectus on the internet.

25.
Please advise us whether you will have a directed share program of any type. If so, include disclosure in the prospectus describing the program and the group it targets. Also, please provide us with all materials given to potential purchasers in the directed offering.

The Company expects to have a directed share program, and has included disclosure under the heading "Underwriting—Directed Share Program" in the prospectus that describes the program and the groups of persons that the program targets. The Company is supplementally providing the Staff herewith with forms of the materials proposed to be distributed to potential purchasers in connection with the directed share program (See Annex I hereto). In addition to these materials, a copy of the preliminary prospectus will be provided to potential purchasers simultaneously with the distribution of these materials.

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Legal Matters, page 106

26.
Please expand to disclose that Seward & Kissel will be opining on certain tax matters.

The Company has expanded the disclosure to state that Seward & Kissel LLP will be opining on tax matters.

Where You Can Find Additional Information, page 107

27.
We note that each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit. You may refer readers to the related documents for a more complete reading or understanding, but should not infer that the prospectus does not contain all material information from those documents, even if summarized, or that the statements made in the prospectus are in any way inaccurate. Please revise accordingly.

The Company has revised "Where You Can Find Additional Information" to clarify that the summaries of material terms in the prospectus are accurate but that the exhibits are available for a more complete reading.

Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-7

28.
Expand the accounting policy of "Vessels, net" to specifically discuss your "deferred drydock cost" as shown in MD&A—Critical Accounting Policies, or provide a separate accounting policy footnote.

The Company has revised Note 2—Summary of Significant Accounting Policies to include a separate accounting policy subheading discussing deferred drydocking costs.

Part II
Item 7. Recent Sales of Unregistered Securities

29.
Please provide all information required by Item 701 of Regulation S-K for the shares of common stock you issued to your shareholder.

The Company has inserted disclosure in Item 15 to state that the Company issued 500 shares of its common stock to its sole shareholder, Fleet Acquisition LLC, in connection with the capitalization of the Company in November, 2004. This issuance was exempt from registration pursuant to Section 4(2) of the Securities Act.

Exhibits

30.
We note your disclosure on page 76 that you expect to enter into employment agreements with Mr. Buchanan and Mr. Wobensmith. Please file these agreements when they are available. Refer to Item 601(b)(10)(iii) of Regulation S-K.

The Company will file employment agreements with Messrs. Buchanan and Wobensmith when they are available.

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Exhibit 23.2

31.
Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C. Please include in the first paragraph, the specific day in May 2005 of the independent registered public accounting firm's audit report.

The Company has filed a currently dated auditors' consent.

Other

32.
Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X. In this regard, in the amended Registration Statement, please update to include unaudited interim financial statements for the three months ended December 31, 2005 and related financial information, such as, but not limited to, Summary and Selected Consolidated Financial and Other Data, Capitalization, and MD&A.

The Company notes the updating requirements of Rule 3-12 of Regulation S-X and has included unaudited interim financial information for the period ending March 31, 2005.

33.
We remind you that as stated in Securities Act Release No. 5180, a registrant is "in registration" at least from the time an issuer reaches an understanding with a broker-dealer to the period of 25-40 days after effectiveness, during which dealers must deliver a prospectus. Interviews conducted by the registrant's principals during this period may raise Section 5 concerns since they may be selling material. Any selling material outside the statutory prospectus violates the Securities Act unless a final prospectus is delivered prior to or simultaneously with that additional selling material. Please acknowledge the staff's position in your response.

The Company notes the requirements cited by the Staff in Comment 33.

        The Company thanks the Staff for its close attention to the Initial Registration Statement, and looks forward to receipt of any additional comments.

        Please feel free to contact the undersigned at (212) 574-1223, Renee Eubanks at (212) 574-1349, or Sean Caley at (212) 574-1257, with any questions or comments.

Very truly yours,
SEWARD & KISSEL LLP
	by:	/s/ GARY J. WOLFE Gary J. Wolfe
Enclosures
cc: Rolaine S. Bancroft, Esq.

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ANNEX I

DIRECTED SHARE PROGRAM MATERIALS

        [LOGO]

Jefferies & Company, Inc.
55 W. Monroe Street, Suite 3500
Chicago, IL 60603

Dear COMPANY NAME Friend:

        COMPANY NAME, (the "Company") is pleased to announce a filing for the public offering of XX million shares of common stock. The Company has provided Jefferies & Company, Inc. ("Jefferies") with your name as an employee or friend of the Company with the expectation that you may be offered, subject to your eligibility, the opportunity to purchase shares in the offering. It is currently anticipated that the estimated offering price (including all charges) will be between $XX.00 and $XX.00, but the actual price may be higher or lower and will be determined immediately prior to the offering. You should be aware that any purchase of common stock is an investment subject to certain risks, including the inherent risks of the stock market. There can be no assurance that the market price of the common stock after the initial public offering will be higher than the initial offering price. In deciding whether you have any interest in purchasing any common stock as described in this letter, you should know that you may purchase common stock on the open market after the offering at the then current trading price.

        There is no obligation to participate in the offering. If you are interested in purchasing shares in the offering, please read the enclosed Preliminary Prospectus describing the offering, including the "Risk Factors" section contained therein. Then, you will be asked to indicate the number of shares you would be interested in purchasing (minimum of SHARES XXX) by completing the enclosed Account Application, Customer Agreement, IPO Certification and Confidential Indication of Interest Questionnaire and sending them back to us. Please send us the enclosed documents by DATE XX, 2005. Your indication of interest in buying shares does not constitute an agreement on your part to buy shares or an agreement on the part of the Company or the underwriters to sell any shares to you.

        The final allocation of shares allocated to employees and friends of the Company will not be made until the registration statement is effective and the offering is priced, which we expect will occur during the week of DATE XX, 2005. At that time, you will be notified by phone of your allocation and the final public offering price and asked if you still wish to purchase the shares. If you do not confirm, you will not be able to purchase shares in the program and will not be allocated any shares. There is no guarantee that you will be allocated any shares in the offering. Further, allocation of shares is at the sole discretion of the Company and is subject to compliance with state securities laws and the rules of the National Association of Securities Dealers, Incorporated. Shares purchased by you in the offering may be held in a Jefferies brokerage account, for which there is no annual account charge or fee.

        Do not send any funds for the purchase of shares at this time. However, please note that payment for shares purchased in the offering must be received by Jefferies no later than three business days following the effective date of the offering. Accordingly, due to this short period of time, please make appropriate arrangements prior to the effective date of the offering in order to ensure that you will be able to make prompt payment of any shares purchased.

        This is not an offer to sell the Company's common stock or other securities. Offers will only be made by means of a prospectus. Enclosed is a copy of the Preliminary Prospectus dated DATE XX, 2005 filed with the United States Securities and Exchange Commission and a return envelope for your convenience in returning the Confidential Indication of Interest Questionnaire, Account Application,

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Customer Agreement and IPO Certification. Please read the Preliminary Prospectus carefully in deciding whether to indicate an interest in the offering. If you confirm your intention to purchase shares, a copy of the final prospectus will be sent to you by Jefferies together with a written confirmation of the sale. If you have any questions please feel free to contact:

Kathy Wardell or Kirsten Joyce
Jefferies & Company, Inc
55 W. Monroe Street, Suite 3500
Chicago, IL 60603
Toll free: (866) 750-4493
Direct: (312) 750-4460 or 4426

We look forward to working with you.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or other jurisdiction.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this letter will involve no obligation or commitment of any kind.

This letter is not intended to encourage you to request any shares in the offering. It is simply intended to inform you that there is a proposed offering should you be interested in investing. Investing in new issues is speculative and carries a high degree of risk. Your decision to invest in new issues should be based on your independent review and consideration of your investment objectives, risk tolerance, financial condition and other individual investment considerations. Read the prospectus carefully.

9

Questions and Answers About the "COMPANY NAME" Directed Share Program

What is the Directed Share Program?

        The directed share program (the "Program") gives you (as well as other people designated by COMPANY NAME. ("the Company") the opportunity to purchase a limited number of the Company's shares at the IPO price.

What do I need to do in order to participate in the Directed Share Program?

        You should read the enclosed Preliminary Prospectus, and if you determine that you would like to participate in the Program, complete the required paperwork (the Account Application, Customer Agreement, IPO Certification and the Confidential Indication of Interest Questionnaire), overnight the forms back to Jefferies & Company, Inc. ("Jefferies"). Forms are due by DATE XX, 2005.

If I indicate my interest by completing and returning the enclosed forms, do I have to purchase shares?

        No. When the final IPO price has been determined, you will be called and asked whether you wish to purchase shares. There is no obligation to purchase shares, and you are not obligated to purchase shares until you confirm at that time that you still desire to do so.

Can I participate through another brokerage firm?

        No. Jefferies is administering the Program. The only way to participate in the Program is through Jefferies. If you already have an account at Jefferies, please contact your broker when filling out the Confidential Indication of Interest Questionnaire.

What will the process be if I choose to participate?

1)
You should read the Preliminary Prospectus and the attached paperwork.

2)
You should read and complete the forms (the Account Application, Customer Agreement and the Confidential Indication of Interest Questionnaire).

3)
You should overnight the completed forms back to Jefferies by DATE XX, 2005, together with one of the forms of identification described below.

4)
When the final IPO price has been determined, you will be called by Jefferies to confirm your allocation of shares, if any, and your participation at the final public offering price (an allocation is not guaranteed until this time).

5)
If you still wish to purchase shares, you must confirm your acceptance of the shares by the time the stock begins to trade, so you should plan on checking your voicemail frequently during the evening of DATE XX, 2005.

6)
The stock begins to trade.

7)
You must send in your payment to Jefferies no later than 3 business days following the day the stock begins to trade.

8)
You can hold your shares, sell your shares, or, after your payment is received, you can transfer your shares to another account.

What do I need to fill out on the Account Application?

        Start with the box titled "Provide Requested Information For Each Account Owner", then complete the second box titled "Certification—Taxpayer Identification Number".

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Important for all customers: In compliance with the USA PATRIOT Act and other applicable regulations, Jefferies is required to obtain, verify, and record information that identifies each customer who opens an account.

When you open an account, Jefferies will ask for your name, address, date of birth, identification number, and other identifying information. You must provide a copy of your driver's license or a recent utility bill or brokerage statement showing your current address. Jefferies may be required to disclose this information pursuant to applicable laws, rules or regulations, but it will otherwise be retained in confidence according to Jefferies' Privacy Policy, a copy of which can be obtained by visiting Jefferies' website at www.jefferies.com.

What do I need to fill out on the Customer Agreement?

        You should sign Section A of the Customer Agreement.

What do I need to fill out on the Confidential Indication of Interest Questionnaire?

        You should complete the entire form. Incomplete forms will not be accepted.

What do I need to fill out on the IPO Certification?

        You should review all of the pages of the form, check one of the boxes in Section A and sign the form. Incomplete forms will not be accepted.

When is the deadline for my forms and what if I miss it?

        The deadline to overnight your completed forms is DATE XX, 2005. Forms generally will not be accepted after this date. At the discretion of the Company, certain individuals sending in their paperwork after the deadline may still be permitted to participate in the Program.

How many shares can I purchase?

        Generally, the minimum number of shares that can be purchased is SHARES XXX. At the discretion of the Company, certain individuals may be permitted to purchase less shares than the minimum.

Can I purchase the shares in an IRA or a Trust account?

        Only if you have an existing IRA or Trust account at Jefferies.

Can I have the shares issued in the name of my spouse/child/third party?

        No. The individual who is invited to participate can purchase shares in his or her name only.

What will the process be once my forms have been received?

        The day the final price is determined, a representative from Jefferies will call you to confirm your allocation. We anticipate that this will be sometime during the week of DATE XX, 2005. You will need to be available to confirm your acceptance of these shares at the final public offering price. If you are not available to confirm, you will have a limited amount of time to contact Jefferies in order to

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confirm. If Jefferies has not heard back from you prior to the time at which shares begin to trade, you will not be able to participate in the program. The timeline is as follows:

Day 1	Final Price is Determined
You Are Contacted by a Jefferies Representative
You Need to Confirm Your Acceptance of the Shares with Jefferies
Day 2	Stock Begins to Trade on the EXCHANGE (Typically in the mid-morning Eastern Standard Time)
If you have not confirmed your acceptance by this time, you will not be able to participate

When do I pay for my shares?

        You must pay for your shares no later than three business days following the first trade date (the date you confirm acceptance of the shares with Jefferies). You should not send in any funds prior to the trade date. When a Jefferies representative contacts you with the final price and your final allocation, the representative will also give you your account number and how much money will be due upon settlement. If your payment is not timely, the Company and Jefferies may reallocate your shares to other Program participants or to the general public.

Where do I send my payment?

        The check you send in should be in your name only. Third party checks (checks drawn by a payor other than the account name) cannot be accepted. You should make your check payable to Jefferies & Company, Inc., and be sure to put your account number on it. It should be mailed to:

Jefferies & Company, Inc.
Attn: Mark Sahler
Harborside Financial Center
34 Exchange Place
Plaza III, Suite 705
Jersey City, NJ 07311 USA

What if I want to wire my payment?

        You can wire in your payment using the following wiring instructions:

Bank: Bank of New York
City: New York, NY 10286
ABA Routing #: 021-000-018
Acct. Name: Jefferies & Company, Inc.
Acct #: 890-0-007001
Credit:                                         (Your Name)
Acct #                                         (Your Jefferies & Company, Inc. Account Number)

If I sell my shares through Jefferies, when may I withdraw the sale proceeds?

        You may withdraw your sale proceeds after the sale settlement date and once your payment for the shares has been received and has cleared. Please note that Jefferies typically has a 10 day hold period on all personal checks. Once your personal check is received, you may not be able to withdraw any funds from your account for ten business days.

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Who should I contact if I have any questions?

        If you have additional questions, you can call Jefferies at 866-750-4493 and ask for Kathy Wardell or Kirsten Joyce of the Private Client Services Group.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this letter will involve no obligation or commitment of any kind.

Investing in new issues is speculative and carries a high degree of risk. Your decision to invest in new issues should be based on your independent review and consideration of your investment objectives, risk tolerance, financial condition and other individual investment considerations. Read the Preliminary Prospectus carefully.

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ALL PAPERWORK
MUST BE RECEIVED
BY

DATE XX, 2005

PLEASE MAKE SURE

☐
Signatures on pages 2,3,7,10 & 13

•
Both parties MUST sign if opening joint account

•
All information requested on page 2 is completed

☐
Indication of Interest on page 13

☐
Copy of Driver's License

•
Make sure ID # & expiration date are legible

  Please note any joint accounts returned with incomplete or missing information will be opened as an individual account

Instructions for New Account Paperwork

  •
  Limited Purpose Account Application—Information required to set up an account at Jefferies & Company, Inc. Fill in ALL sections of the form, including Taxpayer information.(Page 3)

  •
  Customer Agreement—Terms and conditions of setting up an account at Jefferies & Company, Inc. Read Agreement, sign, and have witness sign and date. Any individual can act in witness capacity. (Page 7)

    Note: Point 22—Shareholder Communications asks that you either agree or object to the disclosure of information to issuer upon request; please check one.

  •
  IPO Certification—Information required by National Association of Securities Dealers to affirm your eligibility to participate in and IPO. Read, check box, sign & date. (Page 13)

  •
  In compliance with the USA PATRIOT Act please submit copies of identification documents (e.g. driver's license or passport with utility bill address).

Limited Purpose Account Application

Account Number: 971-            -1-             AE Number:              Cusip Number:
 (Above for internal use only)

Provide requested information for each account owner below:

Name of Account Owner                    SS#

Name of Co-Owner                    SS#

Street              City              State      Zip

Home phone              Birthdate     /    /    Co-Owner Birthdate     /    /

Employer              Business Phone

Business address              Occupation

Years Employed              Net Worth:              Income:

Years of Investment Experience:

Objective: Speculation/IPO/New Issue (check & initial)              If your objectives are different, you might not be able to participate in this program.

Are either the account owner or the co-owner related to a Jefferies & Company, Inc. employee?

     NO      YES, Relationship

Do any of the following apply to either the account owner or the co-owner:      NO      YES (If "yes", please circle the appropriate question number(s))

Are either the account owner or co-owner:

1.
An officer, director, general partner, employee or agent of any broker-dealer or registered with the NASD in any capacity; or

2.
A senior officer of a bank, savings and loan institution, insurance company, investment company, investment advisory firm or institutional type of investor (e.g. hedge fund, investment partnership or corporation or investment club); or

3.
Able to influence, directly or indirectly, the purchase or sale of securities by any entity described in 2 above; or

4.
A finder with respect to any offering, or acting as a fiduciary to the managing underwriter; or

5.
A partner or officer of a Venture Capital Partnership or Fund; or

6.
A direct or indirect owner of a Broker-Dealer; or

6(a).  If yes to number 6, your interest in the Broker-Dealer is passive and less than 10%.

7.
Does anyone of the following individuals have a beneficial interest in your account: (i) a person noted in 1), 2), 3), 4), or 5) ("restricted person") or (ii) an immediate family member of a restricted person, or (iii) a person who receives material support from a restricted person; or

8.
Is your account an ERISA account sponsored by a Broker-Dealer?

I authorize you, at your discretion, to aggregate orders for my account(s) with other customer orders and I recognize that in doing so, I may receive an average price for my orders which may be different from the price(s) I might have received had my orders not been aggregated. In making this application, the undersigned represent(s) that the foregoing information is accurate and may be relied upon by Jefferies & Company, Inc. (referred to herein as Jefferies & Company, Inc.). Further, the undersigned acknowledges that Jefferies & Company, Inc. neither solicited nor recommended the transactions to be effected in this account. If this is a joint account, each of the undersigned agrees that: Jefferies & Company, Inc. is authorized to follow any instruction (including delivery instructions) regarding this account from any one of the undersigned; Jefferies & Company, Inc. may in its discretion require joint action by all of the undersigned; and all of the undersigned are jointly and severally liable for this account. The undersigned also acknowledge(s) that the assets in this account (including all cash or securities) are not insured by the Federal Deposit Insurance Corporation, are not deposits or other obligations of, or guaranteed by, any bank and are subject to investment risk, including possible loss of the principal amount invested. This agreement shall inure to the benefit of Jefferies & Company, Inc. and to any successor firm or firms irrespective of any change or changes at any time in the personnel thereof for any cause whatsoever and of the assigns of Jefferies & Company, Inc. or any successor firm.

Signature Date	Signature Date

Certification—Taxpayer Identification Number

Certification Instructions: You should cross out item (2) below if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

Under penalties of perjury, I certify that: (1) The number shown on this form is my correct Taxpayer Identification Number (Social Security Number), and (2) I am not subject to backup withholding because either I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a U.S. resident alien).

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

If this account is held in the name of two individuals, the actual owner of the account, or, if combined funds, the first individual named on the account, should sign and that individual's social security number should be supplied.

Signature	Co-Owner Signature Date
Tax Identification Number (Social Security Number)	Co-Owners Tax Identification Number (Social Security Number)
Internal Use Only
Signature of Account Executive(s) Date	Accepted/Approved Date

Is AE Registered in the state in which client resides?      Yes      No    Is client a NASD Insider?      Yes      No

[JEFFERIES LETTERHEAD]

CUSTOMER AGREEMENT

ACCOUNT NUMBER

This Agreement sets forth the terms and conditions under which Jefferies & Company, Inc. ("Jefferies") will maintain your account for purchases and sales of securities, put and call options, and other property. The heading of each provision of this Agreement is for descriptive purposes only and shall not be deemed to modify or qualify any of the rights or obligations set forth in each such provision. The provisions of Paragraph 25 are applicable to you if you have a cash account with Jefferies. The provisions of Paragraphs 26 and 27 are applicable to you if you have a margin account with Jefferies. Paragraph 29 is applicable to you only if this Agreement relates to a joint account with Jefferies. This Agreement shall not become effective until accepted by Jefferies at its main office, and such acceptance may be evidenced by internal records maintained by Jefferies. YOU SHOULD RETAIN A COPY OF THIS AGREEMENT.

1.
Applicable Laws and Regulations.    All transactions in your accounts(s) shall be subject to all applicable laws, and the rules and regulations of applicable federal, state and self-regulatory agencies, including but not limited to, the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the U.S. Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers, Inc. ("NASD"), and the constitution, rules, regulations, customs and usages of the exchanges, markets and clearing agencies where transactions are executed, cleared and settled for your account.

2.
Non-disclosure of Confidential and Material, Non-public Information.    Jefferies provides a variety of services to its customers. In connection with providing these services, employees of Jefferies may come into possession, from time to time, of confidential and material, non-public information. Under applicable law, employees of Jefferies are prohibited from improperly disclosing or using such information for their personal benefit or for the benefit of any other person, regardless of whether such other person is a customer of Jefferies. Jefferies maintains and enforces written policies and procedures that (i) prohibit the communication of such information to person who do not have a legitimate need to know and (ii) assure that it is meeting its obligations to customers and otherwise remains in compliance with applicable law. You understand and agree that these policies and procedures are necessary and appropriate and recognize that, in certain circumstance, employees of Jefferies will have knowledge of certain confidential and material, non-public information which, if disclosed, might affect your decision to buy, sell, or hold a security, but that they shall be prohibited from communicating such information to you. You also understand and agree that Jefferies shall have no responsibility or liability to your for its failing to disclose such information to you as a result of following its policies and procedures designed to provide reasonable assurances that it is complying with applicable law.

3.
Security Interest and Lien.    You agree that Jefferies will have a continuing security interest in all property in which you have an interest, including but not limited to securities, commodities, commodity futures contracts, commercial paper, monies and any after-acquired property, held by it or carried in your accounts(s), as security for payment of all of your existing or future obligations and liabilities to Jefferies, without regard to whether Jefferies has made loans with respect to such property. You hereby authorize Jefferies to sell and/or purchase any and all property in any of your accounts or to liquidate any open commodities, futures or forward contracts in any of your accounts without notice in order to satisfy such obligations and liabilities. In enforcing its security interest, Jefferies shall have the discretion to determine which property is to be sold and the order in which it is to be sold and shall have all the rights and remedies available to a secured creditor under the Uniform Commercial Codes of New York as then in effect, in addition to the rights and remedies provided herein or otherwise by law.

4.
Deposits on Cash Transactions.    If at any time Jefferies considers it necessary for its protection, it may, in its discretion, require you to deposit cash or collateral in your account to assure due performance by you or your open contractual commitments.

5.
Sell-Outs, Buy-Ins and Cancellation of Orders.    Jefferies is authorized in case of your death or whenever, in its discretion, Jefferies deems it necessary for its protection, without notice to you or your personal representative, to sell any and all property in your accounts(s) with it (either individually or jointly with others), to borrow or buy in any or all property which may be short in such account(s) and/or to cancel all outstanding transactions and to offset any indebtedness in your account(s) against any other account(s) you may have (either individually or jointly with others), and you shall be liable to Jefferies for any loss and/or costs sustained. Such purchases and/or sales may be public or private and may be made without notice or advertisement and in such manner as Jefferies may, in its discretion, determine. At any such sale or purchase, Jefferies may purchase or sell the property free of any right of redemption, and you agree to be liable for any deficiency in your account(s). If the proceeds from such purchase or sale satisfy your indebtedness to Jefferies, any money or property in your account(s) in excess of your indebtedness to Jefferies will be held for your account.

6.
Finality and Transmittal or Reports, Statements and Notices.    Confirmation of transactions and statements of your accounts(s) shall be binding if you do not object, in writing, within ten days after transmittal to you by mail or otherwise. Notices or other communications, including confirmations, account statements and margin calls, delivered, mailed or otherwise transmitted to you at the address specified below shall, until Jefferies has received notice in writing of a different address, be deemed to have been personally delivered to and received by you, and you agree to waive all claims resulting from any failure to receive such communications.

7.
Power of Attorney or Trading Authorization to Third Party.    If you grant a power of attorney or trading authorization to a third party with respect o you account(s) at Jefferies, you agree that Jefferies may follow the instructions of that third party in accordance with the authorization. You shall indemnify and hold Jefferies harmless from and pay promptly any and all losses arising therefrom or debit balance due thereon. This Indemnity shall be in addition to, and will in no way limit or restrict, any rights which Jefferies may have under such power of attorney or trading authorization or under this or any other agreement between you and Jefferies, or otherwise.

8.
Oral Authorizations.    You hereby agree that Jefferies shall incur no liability in acting upon oral instructions given to it concerning your accounts(s) provided such instructions reasonably appear to be genuine.

9.
Transfer of Excess Funds; Exchange Rate Fluctuations.    You hereby authorize Jefferies to transfer excess funds from your commodity accounts to any of your other accounts for any reason, such as to avoid a margin call, not in conflict with the Commodity Exchange Act. If any transactions are effected on any exchange in which a foreign currency is used, any profit or loss as a result of a fluctuation in the exchange rate will be for your account.

10.
Receipt of Statement of Interest Charges.    You hereby agree to pay interest, to the extent not prohibited by the laws of the State of New York, upon all amounts advanced and other balances due in your account(s) in accordance with Jefferies' Statement of Interest Charges pursuant to SEC Rule 10b-16 (the "Statement of Interest Charges"), enclosed herewith and incorporated herein by reference. You hereby acknowledge receipt of the Statement of Interest Charges and that, having read the same, you understand and agree that interest will be charged on any debit balances in accordance with the methods described in the Statement of Interest Charges or in any amendment or revision thereto which may be provided to you.

11.
Fees and Charges.    You understand that Jefferies may charge commissions and other fees for execution of transactions to purchase and sell securities, put and call options or other property, and you hereby agree to pay such commissions and fees at Jefferies' then prevailing rates. You also understand that such commissions and fee rates may be changed from time to time without notice to you, and you agree to be bound thereby. You agree to pay a late charge, to the extent permitted by law, if you purchase securities in your cash account and fail to pay for such securities by the settlement date. Any late charge that Jefferies may impose will be at the maximum rate of interest set forth in the Statement if interest charges, and may be charged from the settlement date to the date of payment.

12.
Clearance Accounts.    If Jefferies carries your account as clearing broker by arrangement with another broker through whose courtesy your account has been introduced, then unless Jefferies receives from you a written notice to the contrary, Jefferies shall accept from such other broker, without an inquiry or investigation by it (i) orders for the purchase or sale in your account of securities and other property on margin or otherwise, and (ii) any other instructions concerning said account. You understand and agree that Jefferies shall have no responsibility or liability to you for any acts or omissions of such other broker, its officers, employees or agents, and that Jefferies' sole responsibilities to you relate to the execution, clearing and bookkeeping of transactions in your account(s).

13.
Costs of Collection.    In the event that Jefferies employs counsel or a collection agency to collect any debit balance which you owe, you agree to pay the reasonable costs of collection, including but not limited to attorneys' fees, court costs and expenses incurred by Jefferies in connection with its efforts in collecting monies owed to it.

14.
Impartial Lottery Allocation.    You agree that, if Jefferies holds on your behalf bonds or preferred stocks in bearer form or in street name which are callable in part, you will participate in the impartial lottery allocation system of the carried securities, in accordance with Jefferies' procedures and the rules of the NASD. Further, you understand that when the call is favorable, no allocation will be made to any account in which Jefferies, its officers, directors, or employees have a financial interest until all other customers are satisfied on an impartial lottery basis.

15.
Waiver, Assignment and Modification.    No term or provision of this Agreement may be waived or modified unless in writing and signed by the party against whom such waiver or modification is sought to be enforced. Jefferies' failure to insist at any time upon strict compliance with this Agreement or with any of the terms hereunder or any continued course of such conduct on its part shall in no event constitute or be considered a waiver by Jefferies or any of its rights or privileges. This Agreement contains the entire understanding between you and Jefferies. The execution of this Agreement revokes any prior Customer's or Cash Account Agreement between you and Jefferies. To the extent that the Agreement is inconsistent with any other agreement governing your account, the provisions of this Agreement shall govern.

16.
New York Law to Govern.    This Agreement shall be deemed to have been made in the State of New York and shall be construed, and the rights and liabilities of the parties determined, in accordance with the laws of the State of New York without giving effect to the choice of law or conflict of laws provisions thereof.

17.
"Long" and "Short" Sales; Authorization to Purchase or Borrow Securities.    You agree that in giving orders to sell, all "short" sales orders will be designated as "short." All other sell orders will be for securities owned ("long") at that time by you. By placing the order, you affirm that you will deliver the securities on or before the settlement date. "Short sale" means any sale of a security not owned by the seller (or owned by the seller but not intended to be delivered) that is consummated by delivery of a borrowed security. You also agree that Jefferies may, at its discretion, immediately cover any short sales in your account. The designation on a sale order as "long" shall constitute a representation on your part that you own the security, and if the security is not in Jefferies' possession at the time of the contract for sale, you agree to deliver it to Jefferies by the settlement date. If Jefferies effects a sale of any security at your direction and is unable to make delivery to the purchaser because of your failure to supply such security, then Jefferies is authorized to purchase or borrow any such security necessary to make delivery thereof. In that event, you will be responsible for any loss which Jefferies may sustain thereby and any premiums which it may be require to pay, and for any loss which Jefferies may sustain because of its inability to purchase or borrow the security sold.

18.
Satisfaction of Indebtedness.    You agree to satisfy, upon demand, any indebtedness, and to pay any debit balance remaining when your account is closed, either partially or totally. You account(s) may not be closed without Jefferies first receiving all securities and other property for which your account(s) is short and all funds to pay in full for all securities and other property in which your account(s) is long.

19.
Jefferies as Agent.    You understand that Jefferies is acting as your agent, unless Jefferies notifies you, in writing, before the settlement date for the transaction that Jefferies is acting as a dealer for its own account or as agent for some other person.

20.
Loans.    From time to time Jefferies may, at its discretion, make loans to you for the purpose of purchasing, carrying or trading in securities. Pursuant to Regulation T, such loans will be made in a margin account. The minimum and maximum amount of any particular loan may be established by Jefferies, in its discretion, regardless of the amount of collateral delivered to Jefferies, and Jefferies may change such minimum and maximum amounts from time to time.

21.
Restrictions on Trading.    You understand that Jefferies may, in its sole discretion, prohibit or restrict trading of securities or substitution of securities in any of your accounts.

22.
Binding Upon Customer's Estate.    You hereby agree that this Agreement and all the terms thereof shall be binding upon your heirs, executors, administrators, personal representatives and assigns.

23.
Age and Employment Affiliations.    You represent that you are of the age of majority. You also represent that you are not an employee of any securities exchange or a subsidiary of any exchange, or of a member firm of any exchange or that NASD, or of a bank, trust company or insurance company unless you have notified Jefferies to that effect, and that you will promptly notify Jefferies if you become so employed.

24.
Severability.    If any provision of this Agreement is held to be invalid, void or unenforceable by reason of any law, rule, administrative order or judicial decision, that determination shall not affect the validity of the remaining provisions of this Agreement.

25.
Provisions in the Event of Failure to Pay or Deliver in Cash Account.    (Not Applicable to Margin Accounts.) Whenever you do not, on or before the settlement date, pay in full for any security purchased, or deliver any security sold, for your cash account, Jefferies is authorized, subject to the provisions of any applicable statute, rule or regulation: (a) until payment is made in full, to pledge, repledge, hypothecate or rehypothecate, without notice, any or all securities which Jefferies may hold for you (either individually or jointly with others), separately or in common with other securities or commodities or any other property, for the sum then due or for a greater or lesser sum, and without retaining in its possession and control for delivery a like amount of similar securities, and (b) to sell any or all securities which Jefferies may hold for you (either individually or jointly with others), or to buy in any or all securities required to make delivery for your account, or to cancel any or all outstanding orders or commitments for your account.

26.
Collateral and Interest Charges in Margin Account.    (Not applicable to Cash Accounts.) You agree to maintain such collateral in your margin account as Jefferies may, in its discretion, require from time to time, in the form of cash or securities in accordance with the rules and regulations of the Federal Reserve Board, the national securities exchanges, associations or regulatory agencies under whose jurisdiction Jefferies is subject, and Jefferies' own minimum margin requirements, and you agree to pay on demand any debit balance owing with respect to your margin account. Failure to make such payment shall constitute a breach of this Agreement, and Jefferies may take such action as it considers necessary or appropriate for its protection in accordance with this Agreement. You agree to pay interest charges on your margin account in accordance with Jefferies' prevailing rates and policies. (Please consult the Statement of Interest Changes for an outline of Jefferies' margin policies as currently in effect.)

27.
Customer's Consent to Loan or Pledge of Securities.    (Not applicable to Cash Accounts.) You hereby authorize Jefferies to lend either to itself or others any securities held by Jefferies in your margin account and to carry all such property in its general loans, and such property may be pledged, repledged, loaned, hypothecated or rehypothecated either separately or in common with other such property for any amounts due to Jefferies thereon or for a greater sum, and Jefferies shall have no obligation to retain a like amount of similar property in its possession and control. You understand and agree that if securities are loaned to anyone other than Jefferies, you may lose your right to vote such securities in the event that you no longer maintain a debit balance or an indebtedness to Jefferies, it is understood that Jefferies will fully segregate all securities in your accounts in Jefferies safekeeping or control (directly or through a clearing house) and/or deliver them to you upon request.

28.
Shareholder Communications.    Under SEC Rule 14b-1c, Jefferies is required to disclose to an issuer the name, address and securities position of customers who are beneficial owners of that issuer's securities unless the customer objects. Therefore, please check one of the boxes below:

☐
YES, I DO OBJECT to the disclosure of such information.

☐
NO, I DO NOT OBJECT to the disclosure of such information.

29.
Joint Account.    (Applicable to Joint Accounts Only.)

(a)
You agree that each of you has authority on behalf of this account to buy, sell (including short sales) and otherwise deal in securities, options, commodities and other property on margin or otherwise; to receive for the account confirmations, statements and other communications of every kind; to receive and dispose of for the account money, securities and other property; to make for the account agreements relating to these matters and to terminate or modify them or waive any of the provisions thereof; and generally to deal with Jefferies as if each of you alone were the owner of the account, all without notice to the other joint account owner(s). Your liability of the account shall be joint and several.

(b)
You agree that Jefferies may follow the instructions of any of you concerning this account and make deliveries to any of you of any or all securities in the account, and make payments to any of you any or all monies in the account, as any of you may order and direct, even if such deliveries and/or payments shall be made to one of you personally, and not for the account. Jefferies shall be under no obligation to inquire into the purpose of any such demand for delivery of securities or payment, and it shall not be bound to see to the application or disposition of the securities and/or monies so delivered or paid to any of you.

  (c)
  In the event of the death of any of you, the survivor(s) shall immediately give Jefferies written notice thereof, and Jefferies may, before or after receiving such notice, take such action, require such documents, retain such portion and/or restrict transactions in the account as it may deem advisable to protect itself against any tax, liability, penalty or loss under any present or future laws or otherwise. The estate of any of you who shall have died shall be liable and each survivor will be liable, jointly and severally, to Jefferies for any debt or loss in this account resulting from the completion of transactions initiated prior to Jefferies' receipt of a written notice of such death or incurred in the liquidation of the account or the adjustment of the interests of the respective parties.

  (d)
  Any taxes or other expenses becoming a lien against or payable out of the account as the result of the death of any of you, or through the exercise by the estate or representatives of any rights in the account shall be chargeable against the interest of the survivor(s) as well as against the interest of the estate of the decedent. This provision shall not release the decedent's estate from any liability provided for in this Agreement.

  (e)
  Designation of Tenancy. (this section is not applicable in the State of Texas, where separate Texas Joint Account Supplement must be used.):

  (i)
  Joint Tenants with Rights of Survivorship - when one dies his or her interest passes to the survivor(s). Jefferies will presume that it is your intention to create an estate or account as joint tenants with rights of survivorship and not as tenants in common, unless otherwise provided by striking this paragraph (i) and filling in the terms of paragraph (ii) below. In the event of the death of either or any of you, the entire interest in the joint account shall be bested in the survivor(s) on the same terms and conditions as theretofore held, without in any manner releasing the decedent's estate from the liability.

  (ii
  Tenants in Common without Rights of Survivorship - when one dies his or her interest passes to his or her estate. Having stricken paragraph (i) above and filled in the terms of this paragraph (ii) below, it is your express intention to create an estate or account as tenants in common without rights of survivorship and not as joint tenants.

      Your respective interests shall be as set forth below. In the event of the death of either or any of you, the interests in the account shall be determined as of the close of business on the date of death (or on the next following business day if the date of death is not a business day) as follows:

Name of tenant or his/her estate*	%
Name of tenant or his/her estate*	%
Name of tenant or his/her estate*	%
Name of tenant or his/her estate*	%

  *
  Indicate names and percentage amount of the interests of each tenant. The only names to be inserted are those of the present owners of the account; heirs and beneficiaries CANNOT be designated on this form.

30.
Arbitration.    In connection with the following agreement to arbitrate, you understand that:

•
Arbitration is final and binding on the parties.

  •
  The parties are waiving their right to seek remedies in court, including the right to a jury trial.

  •
  Pre-arbitration discovery is generally more limited than and different from court proceedings.

  •
  The arbitrator's award is not required to include factual findings or legal reasoning, and any party's right to appeal or to seek modification of a ruling by the arbitrators is strictly limited.

  •
  The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

  Subject to the preceding disclosures, you agree that any and all controversies which may arise between you and Jefferies concerning your account(s), any transaction or the construction, performance or breach of this or any other agreement between you and Jefferies, whether entered into prior, on or subsequent to the date hereof, shall be determined by arbitration. Any arbitration under this Agreement shall be determined before the NASD or an exchange of which Jefferies is a member in accordance with the rules of that particular regulatory agency then in effect. You may elect in the first instance whether arbitration shall be by the NASD or a specific national securities exchange of which Jefferies is a member, but if you fail to make such election by registered letter or telegram to Jefferies at its main office within five days after you receive a written request from Jefferies that you make such election, then Jefferies shall make the election as to the arbitration forum which will have jurisdiction over the dispute. Judgment upon arbitration awards may be elected in any court, state or federal, having jurisdiction.

  No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

BY SIGNING THIS AGREEMENT, YOU ACKNOWLEDGE THAT YOU HAVE RECEIVED A COPY OF IT.

  Please sign only Section A if you wish to open a cash account.

  Please sign only Section B if you wish to open a margin account.

  Please sign Section A and B if you wish to open both a cash and margin account.

A.
By signing below, you are requesting Jefferies to open a cash account.

  THIS AGREEMENT CONTAINS A PREDISPUTE ARBITRATION CLAUSE IN PARAGRAPH 30 ON PAGE 4.

Signature of Witness	Signature of Customer
Type or Print Name of Witness	Type or Print Name of Customer
Date	Signature of customer
Type or Print Name of Customer

(Person signing on behalf of others, please indicate title and/or capacity in which you have signed.)

B.
By signing below, you are requesting Jefferies to open a margin account and you agree that the securities in your margin account may be loaned to Jefferies or to others.

  THIS AGREEMENT CONTAINS A PREDISPUTE ARBITRATION CLAUSE IN PARAGRAPH 30 ON PAGE 4.

Signature of Witness	Signature of Customer
Type or Print Name of Witness	Type or Print Name of Customer
Date	Signature of customer
Type or Print Name of Customer

(Person signing on behalf of others, please indicate title and/or capacity in which you have signed.)

[JEFFERIES LOGO]	CUSTOMER NOTICE IMPORTANT INFORMATION ABOUT NEW ACCOUNTS

In compliance the USA PATRIOT Act and other applicable regulations, we are required to obtain, verify and record information that identifies each customer who opens an account.

When you open an account, we will ask you for your name, address, date of birth (for individuals), identification number, and other information that will allow us to identify you. We may also ask you to provide copies of identifying documents (e.g. driver's license), or documents of formation, (e.g. articles of incorporation), as applicable. We may be required to disclose this information pursuant to applicable laws, rules or regulations, but it will otherwise be retained in confidence according to our Privacy Policy. If you would like a copy of our Privacy Policy, please visit our website at www.jefco.com.

[LOGO]

Dear Customer,

        Effective March 23, 2004, the National Association of Securities Dealers (NASD) adopted new Rule 2790 which requires Jefferies to obtain an affirmation of your status under the Rule before we sell you shares of an initial public offering.

        Under the new Rule, certain people are restricted from participating in IPOs. Those who are restricted generally are NASD member broker-dealers, their employees and members of the immediate family of those employees. The NASD defines "immediate family members" as "a person's parents, mother-in-law or father-in-law, spouse, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law, and children. Additionally, "immediate family member' includes any other individual to whom to the person provides material support."    Additional information about those considered restricted persons may be found on the second page of the form which you should have received with this letter.

        The Rule requires us to re-affirm your status under the Rule no less than every 18 months.

        Please determine your status, complete the form and return it to Jefferies by mail to the attention of Scott Vender.

Mailing address:
Mr. Scott Vender
Jefferies & Company, Inc.
55 W. Monroe, Ste 3500
Chicago, IL 60603

Jefferies & Company, Inc.
IPO CERTIFICATION
CERTIFICATE FOR THE PURCHASE OF
INITIAL PUBLIC OFFERINGS OF EQUITY SECURITIES

        Pursuant to NASD Rule 2790 (the Rule), Jefferies & Company, Inc. ("Jefferies") may not sell or cause to be sold a new issue (as defined in the Rule; generally, initial public offerings of equity securities) to any account in which a restricted person (all bolded terms are defined in the attached) holds a beneficial interest unless the account qualifies for a general exemption under the Rule. Jefferies requires that you sign and return this Certificate indicating whether or not your account is eligible to purchase IPO shares in accordance with the Rule. In addition, in connection with any new issue, you hereby represent that you will not act as a finder or in a fiduciary capacity to any managing underwriter of any new issue and that you shall notify Jefferies immediately in the event that such representation ceases to be true and correct.

        PLEASE CHECK ONE BOX FROM SECTION "A" AND COMPLETE THE ACCOUNT INFORMATION BELOW.

SECTION A.

        The undersigned hereby certifies that with respect to each Jefferies account in which it has the opportunity to purchase and/or allocate new issues:

☐  The account is eligible to purchase new issues either because no restricted person (which includes those accounts that meet a general exemption and, by definition, are not restricted persons) holds a beneficial interest in the account, or because the account has implemented procedures to reduce the beneficial interests of all restricted persons with respect to new issues to in the aggregate below 10%, and the undersigned hereby represents that it will follow such procedures in connection with the purchase by the account of all new issues; or

☐  The undersigned is a conduit (such as a bank, foreign bank, broker/dealer, or investment adviser) and all purchases of new issues are, and will be, in compliance with the Rule. If the beneficial interests of all restricted persons in any one account exceeds in the aggregate 10% of the account but the account has implemented procedures to reduce the beneficial interest of all restricted persons with respect to new issues to in the aggregate below 10%, the undersigned hereby represents that it will follow such procedures in connection with the purchase by the account of all new issues; or

☐  The account is a restricted person and is not eligible to purchase new issues.

        The undersigned hereby certifies that the undersigned is authorized to provide this Certification and that the undersigned or an authorized representative of the account will promptly notify Jefferies in the event this Certification ceases to be true and correct.

Print Client Name	Account Number

Signature of Authorized Signatory	Date
X

Print Name of Authorized Signatory

Print Title of Authorized Signatory

General Exemptions:

1.
An investment company registered under the Investment Company Act of 1940.

2.
A common trust fund or similar fund as described in Section 3(a)(12)(A)(iii) of the Securities Exchange Act of 1934, provided that: (i) the fund has investments from 1,000 or more accounts, and (ii) the fund does not limit beneficial interests in the fund principally to trust accounts of restricted persons.

3.
An insurance company general, separate or investment account, provided: (i) the account is funded by premiums from 1,000 or more policyholders or, if a general account, the insurance company has 1,000 or more policyholders, and (ii) the insurance company does not limit the policyholders whose premiums are used to fund the account principally to restricted persons, or if a general account, the insurance company does not limit its policyholders principally to restricted persons.

4.
An account, including a fund, limited partnership, joint back office broker-dealer or other entity, if the beneficial interests of restricted persons do not exceed in the aggregate 10% of the account.

5.
A publicly traded entity (other than a broker-dealer authorized to engage in the public offering of new issues either as a selling group member or underwriter, or an affiliate of such a broker-dealer) that is: (i) listed on a U.S. national securities exchange, (ii) traded on the Nasdaq National Market, or (iii) a non-U.S. issuer whose securities meet the quantitative designation criteria for listing on a national securities exchange or trading on the Nasdaq National Market.

6.
An investment company organized under the laws of a non-U.S. jurisdiction, provided that: (i) the investment company is listed on a non-U.S. exchange or authorized for sale to the public by a non-U.S. regulatory authority, and (ii) no person owning 5% or more of the shares of the investment company is a restricted person.

7.
An ERISA benefits plan that is qualified under Section 401(a) of the Internal Revenue Code; provided that the plan is not sponsored solely by a broker-dealer.

8.
A state or municipal government benefits plan that is subject to state or municipal regulation.

9.
A tax-exempt charitable organization under Section 501(c)(3) of the Internal Revenue Code.

10.
A church plan under Section 414(e) of the Internal Revenue Code.

Restricted Persons/Entities:

1.
A NASD member firm or other broker-dealer.

2.
An officer, director, general partner, associated person or employee of a NASD member firm or any other broker-dealer (other than a limited business broker-dealer).

3.
An agent of a NASD member firm or any other broker-dealer (other than a limited business broker-dealer) that is engaged in the investment banking or securities business.

4.
A person who has authority to buy or sell securities for a bank, savings and loan association, insurance company, investment company, investment adviser (whether or not registered as an investment adviser) or collective investment account.

5.
A person listed, or required to be listed, on one of the following schedules to Form BD as filed, or required to be filed, with the SEC by a broker-dealer (other than with respect to a limited broker-dealer): (i) Schedule A, unless the person is identified by an ownership code of less than 10%; (ii) Schedule B, unless the person's listing on Schedule B relates to an ownership interest in a person that is listed on Schedule A and identified by an ownership code of less than 10%; or

  (iii) Schedule C, unless the person would be excluded under the percentage ownership criteria for Schedule A or B above.

6.
A person that directly or indirectly owns an interest, in the amounts specified below, of a public reporting company listed, or required to be listed, on Schedule A or B of Form BD relating to a broker-dealer (other than a limited business broker-dealer), unless the public reporting company is listed on a national securities exchange or is traded on the Nasdaq National Market: (i) 10% or more of a public reporting company listed, or required to be listed, on Schedule A; or (ii) 25% or more of a public reporting company listed, or required to be listed, on Schedule B.

7.
A person acting: (i) as a finder in connection with any new issue in which the person is participating or (ii) in a fiduciary capacity to the managing underwriter(s) in connection with any new issue in which the person is participating.

8.
An immediate family member of: (i) a person specified in items 2-7 that materially supports, or receives support from, that person; (ii) a person specified in items 2-3 that is employed by or associated with the NASD member or its affiliate selling the new issue to the immediate family member, or that has an ability to control the allocation of the new issue; or (iii) a person specified in items 5-6 that is an owner of the NASD member or its affiliate selling the new issue to the immediate family member, or that has an ability to control the allocation of the new issue.

NASD Rule 2790 Definitions:

        Associated person or employee of a NASD member firm.    (1) Any natural person registered with NASD and (2) any natural person, whether or not registered or exempt from registration with NASD, who is a sole proprietor, partner, officer, director, or branch manager of a NASD member firm, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by a NASD member firm (for example, any employee).

        Beneficial interest.    Any economic interest, including the right to share in gains or losses, other than management or performance based fees for operating a collective investment account, or other fees for acting in a fiduciary capacity.

        Collective investment account.    Any hedge fund, investment partnership, investment corporation, or any other collective investment vehicle that is engaged primarily in the purchase and sale of securities, but not (1) a legal entity that is beneficially owned solely by immediate family members or (2) an investment club comprising a group of friends, neighbors, business associates or others who pool their money to invest in stock or other securities and are collectively responsible for making investment decisions.

        Finder.    A person who receives compensation for identifying potential investors in an offering.

        Immediate family member.    A person's parents, mother-in-law or father-in-law, spouse, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law and children, and any other individual to whom the person provides material support.

        Limited business broker-dealer.    Any broker-dealer whose authorization to engage in the securities business is limited solely to the purchase and sale of investment company/variable contracts securities and direct participation program securities.

        Material support.    Directly or indirectly providing more than 25% of a person's income in the prior calendar year. Members of the immediate family living in the same household are deemed to be providing each other with material support.

CONFIDENTIAL INDICATION OF INTEREST QUESTIONNAIRE

Name:

Work Phone:	Home Phone:	Cell Phone:

*PLEASE INCLUDE ALL PHONE NUMBERS TO BE CALLED THE EVENING OF PRICING

Spouse's Name: (If Joint Account)

Spouse's Employer:

Do you currently have an account with Jefferies?Yes☐No☐If "yes", name of Account Executive is

I have received a copy of the Preliminary Prospectus DATE XX, 2005.
Please open a securities brokerage account in the above name.

I am interested in purchasing                        shares of COMPANY NAME. (minimum XXX in XX share increments) in the public offering.

I have completed the Confidential Indication of Interest Questionnaire, Account Application, Customer Agreement and IPO Certification.

Any shares I purchase will be purchased for my own personal account (or a joint account with a member of my immediate family) and not on behalf of any other person.

I understand that there are a limited number of shares available for sale pursuant to the directed shares program and that there is no guarantee of my/our participation in the directed shares program. I will be notified of the number of shares available, if any, for purchase by me. I further understand that I am responsible for paying within three business days following the first trade date (the date I confirm acceptance of the shares with Jefferies).

I understand that my indication of interest in buying shares does not constitute an agreement on my part to buy shares or an agreement on the part of the Company or Jefferies or the other underwriters in the offering to sell any shares to me. I understand that the purpose of this form is to provide an indication of how many shares may be requested by participants of the directed share program and that I will be notified of the number of shares which are available for purchase by me.

I understand that after the registration statement covering the proposed offering becomes effective, a copy of the final prospectus will be provided to me. The final prospectus will contain information which cannot be determined at this time.

I understand that you will only accept a personal check written on, or funds wired in from, the bank account of the Jefferies' account owner. I will contact my Jefferies Account Executive with any questions relating to this policy well in advance of the offering date to avoid delays in processing my purchase.

Signature(s):		Date:

(Joint accounts require both signatures)

        If you have any questions or require further information, please do not hesitate to contact Kathy Wardell or Kirsten Joyce at Jefferies 866-750-4493. Please return all the original signature documents as soon as possible, but no later than DATE XX, 2005 to:

Jefferies & Company, Inc.
Attn: Scott Vender
Private Client Services Group
55 W. Monroe Street, Suite 3500
Chicago, IL 60603
 Please note this form must be completed in its entirety

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or other jurisdiction.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this letter will involve no obligation or commitment of any kind.

This letter is not intended to encourage you to request any shares in the offering. It is simply intended to inform you that there is a proposed offering should you be interested in investing. Investing in new issues is speculative and carries a high degree of risk. Your decision to invest in new issues should be based on your independent review and consideration of your investment objectives, risk tolerance, financial condition and other individual investment considerations. Read the prospectus carefully.

QuickLinks

ANNEX I DIRECTED SHARE PROGRAM MATERIALS
CUSTOMER AGREEMENT
Jefferies & Company, Inc. IPO CERTIFICATION CERTIFICATE FOR THE PURCHASE OF INITIAL PUBLIC OFFERINGS OF EQUITY SECURITIES